QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For PRESS RELEASE ISSUED ON NOVEMBER 19, 2002

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐        Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

QUEBECOR WORLD INC.

(Formerly known as Quebecor Printing Inc.)

Filed in this Form 6-K

Documents index

1.	Press Release issued on November 19, 2002 (#21/02)

November 19, 2002	21/02
For immediate release	Page 1 of 2

QUEBECOR WORLD STRENGTHENS NORTH AMERICAN
RETAIL INSERT PLATFORM

Montréal, Canada — Quebecor World Inc. (NYSE;TSE:IQW), the global leader in commercial print media industry is pleased to announce it is further strengthening its North American retail insert platform with the addition of a new state-of-the-art web press in its Vancouver, British Columbia facility.

The new press will be dedicated to the production of regional and national advertising inserts. It will allow the Vancouver facility to better serve its local and U.S. customers as part of Quebecor World's coast-to-coast offset and gravure North American retail platform. This industry-leading platform offers retailers a one-stop shopping solution to respond to their advertising needs.

"This new offset press in Vancouver specifically strengthens our service to customers in the western U.S. and Canadian markets. Our facilities in Arizona, California, Nevada, British Columbia and Alberta allow Quebecor World to service any retailer with advertising insert requirements in western North America," said David Boles, Co-Chief Operating Officer, Quebecor World North America. "This is part of our strategy to optimize our competitive position by utilizing our technological advantage, build economies of scale and produce in a location in close proximity to the market."

Today's announcement is part of a series of steps Quebecor World is making to enhance and develop its retail insert/flyer platform. The Company recently announced it is committing additional assets in Eastern Canada and is building a new 196,000 square foot facility in Riverside, California that will be equipped with offset heatset presses and includes additional space for the possibility of a future expansion.

"These events are part of our detailed growth strategy to strongly position our North American retail platform," added Mr. Boles. "Our network stretches from

For immediate release	Page 2 of 2

the Atlantic seaboard to California, from British Columbia to Halifax. This combined with our digital, pre-press and other offerings from our Que-Net Media Group and our comprehensive logistic capabilities means we will be able to offer retail customers a complete package for all their print media needs."

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	/s/ Christian M. Paupe
Name:	Christian M. Paupe
Title:	Executive Vice President, Chief Administrative Officer And Chief Financial Officer

Date: November 19, 2002

QuickLinks

QUEBECOR WORLD INC.
QUEBECOR WORLD STRENGTHENS NORTH AMERICAN RETAIL INSERT PLATFORM
SIGNATURES